Exhibit 99.1

China Finance Online Reports Third Quarter and First Nine Months of 2017 Unaudited Financial Results

BEIJING, November 14, 2017 /PRNewswire/ -- China Finance Online Co. Limited (“China Finance Online”, or the “Company”, “we”, “us” or “our”) (NASDAQ GS: JRJC), a leading web-based financial services company that provides Chinese retail investors with online access to securities trading services, wealth management products, securities investment advisory services, as well as financial database and analytics services to institutional customers, today announced its unaudited financial results for the third quarter and first nine months ended September 30, 2017.

Third Quarter 2017 Financial Highlights

●	Net revenues were $10.7 million, up from $9.6 million in the second quarter of 2017

●	Equity brokerage business grew 155.4% year-over-year and 50.6% quarter-over-quarter

●	Gross margin was 44.9%, compared with 73.9% in the third quarter of 2016

●	Total cash and cash equivalents, restricted cash and short-term investments were $36.1 million as of September 30, 2017

●	Net losses attributable to China Finance Online were $8.5 million, compared with a net loss of $8.3 million in the second quarter of 2017

●	Lingxi Robo-Advisor outperformed most of its peer robo-advisor products in the Chinese market with average return of 9.8% in the first 9 months of 2017

First Nine Months of 2017 Highlights

●	Net revenues were $29.0 million, a decrease of 54.5% compared with $63.8 million in the first nine months of 2016

●	Net losses attributable to China Finance Online were $28.4 million, compared with a net income of $11.2 million in the first nine months of 2016

Mr. Zhiwei Zhao, Chairman and CEO of China Finance Online, commented, “We continue to recover on our top line as our intelligent-finance driven fintech business shows solid traction and our brokerage related business maintains strong growth momentum. We are experiencing over 30% sequential increase in our financial information division. At the end of October, our Alexa rating also reached into the top 60 in China and top 500 globally.”

“As the Chinese stock market experienced solid growth in 2017, the overall investor confidence has improved substantially. We recently rolled out our cloud-based software products for enterprise users. These products feature proprietary financial engineering with artificial intelligence, big data and cloud computing to enable investment researchers and sophisticated investors to improve investment efficiency and optimize investment decisions and empower professional investment advisors to better serve their clients. These intelligent products have already been well received by large financial institutions. We expect to generate revenue from enterprise software subscription business in the coming quarters. We remain confident that we will turn a positive net cash-flow in the fourth quarter. With our strong fintech capability and state-of-the-art products, we are well positioned to ride the next wave of the bull market in China.” Mr. Zhao concluded.

Third Quarter 2017 Financial Results

Net revenues were $10.7 million, compared with $17.1 million during the third quarter of 2016 and $9.6 million during the second quarter of 2017. During the third quarter of 2017, revenues from financial services, the financial information and advisory business, and advertising services contributed 70%, 24% and 5% of the net revenues, respectively, compared with 82%, 13% and 4%, respectively, for the corresponding period in 2016.

Revenues from financial services were $7.5 million, compared with $14.0 million during the third quarter of 2016 and $6.4 million during the second quarter of 2017. Revenues from financial services mainly represent equity and commodities brokerage services. The equity brokerage business grew 155.4% year-over-year and 50.6% quarter-over-quarter. The year-over-year decrease of revenues from financial services was mainly due to a decline in revenues from the Company’s commodities brokerage services after the suspension of new commodities trading by precious metal exchange in China. Revenue from commodities brokerage declined by 97.6% year-over-year.

Revenues from the financial information and advisory business were $2.6 million, an increase of 19.2% from $2.2 million during the third quarter of 2016 and 30.4% from $2.0 million in the second quarter of 2017. Revenues from the financial information and advisory business were comprised of subscription services from individual and institutional customers. The year-over-year increase of revenues from financial information and advisory business was mainly due to the increase in subscription revenue from individual investors.

Revenues from advertising were $0.6 million, compared with $0.7 million in the third quarter of 2016 and $0.9 million in the second quarter of 2017.

Gross profit was $4.8 million, compared with $12.6 million in the third quarter of 2016 and $5.1 million in the second quarter of 2017. Gross margin in the third quarter of 2017 was 44.9%, compared with 73.9% in the third quarter of 2016 and 52.9% in the second quarter of 2017. The year-over-year and quarter-over-quarter decreases in gross margin were mainly due to revenue mix changes associated with the Company’s transition to increased services for equity capital market.

General and administrative expenses were $3.2 million, a decrease of 32.4% from $4.8 million in the third quarter of 2016, and a decrease of 16.6% from $3.9 million in the second quarter of 2017. The year-over-year and quarter-over-quarter decreases were mainly attributable to more stringent expense control measures.

Sales and marketing expenses were $6.9 million, a decrease of 46.3% from $12.9 million in the third quarter of 2016, and a decrease of 5.2% from $7.3 million in the second quarter of 2017. The year-over-year and quarter-over-quarter decreases were mainly attributable to the reductions in headcounts and sales commissions in the commodity brokerage operation during the third quarter of 2017.

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Research and development expenses were $3.8 million, slightly higher than $3.7 million in the third quarter of 2016, but lower than $4.3 million in the second quarter of 2017. The Company continues to maintain a team of senior software engineers and capital market professionals to support further development in fintech capability.

Total operating expenses were $14.0 million, a decrease of 34.4% from $21.3 million in the third quarter of 2016, and a decrease of 11.0% from $15.7 million in the second quarter of 2017.

Loss from operations was $9.2 million, compared with a loss from operations of $8.1 million in the third quarter of 2016 and a loss from operations of $10.7 million in the second quarter of 2017.

Net loss attributable to China Finance Online was $8.5 million, compared with a net loss of $3.6 million in the third quarter of 2016 and a net loss of $8.3 million in the second quarter of 2017.

Fully diluted loss per American Depository Shares (“ADS”) attributable to China Finance Online was $0.37 for the third quarter of 2017, compared with fully diluted loss per ADS of $0.16 for the third quarter of 2016 and fully diluted loss per ADS of $0.37 for the second quarter of 2017. Basic and diluted weighted average numbers of ADSs for the third quarter of 2017 were 22.7 million, compared with basic and diluted weighted average number of ADSs of 22.7 million for the third quarter of 2016. Each ADS represents five ordinary shares of the Company.

First Nine Months of 2017 Financial Results

Net revenues for the first nine months of 2017 were $29.0 million, a decrease of 54.5% compared with $63.8 million in the first nine months of 2016.

Gross profit for the first nine months of 2017 was $13.9 million, a decrease of 72.5% compared with $50.7 million in the first nine months of 2016.

Net loss attributable to China Finance Online for the first nine months of 2017 was $28.4 million, compared to a net income of $11.2 million in the first nine months of 2016.

Fully diluted losses per ADS attributable to China Finance Online was $1.25 for the first nine months of 2017, compared with fully diluted earnings of $0.44 for the first nine months of 2016.

As of September 30, 2017, total cash and cash equivalents, restricted cash and short-term investments were $36.1 million.

Total shareholders’ equity of China Finance Online was $61.8 million as of September 30, 2017.

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Recent Developments

●	Rifa receives licenses for asset management and investment advisory in Hong Kong (Type 4, 5, 9 licenses)

The Company’s wholly owned subsidiary, Rifa Asset Management Limited (“Rifa”), has received approval by the Securities and Futures Commission (“SFC”) of Hong Kong for its Type 9 License, Type 4 License and Type 5 License. SFC is the independent statutory body in charge of regulating the securities and futures markets in Hong Kong. The Type 9 License allows Rifa to manage a portfolio of securities or futures contracts for clients on a discretionary basis. The Type 4 License allows Rifa to give investment advice to clients relating to the sale and purchase of securities. The Type 5 License allows Rifa to give investment advice to clients relating to the sale and purchase of futures contracts.

●	Lingxi Robo-Advisor recorded leading performance in comparison to its peer robo-advisor products in the Chinese market

During the first nine months of 2017, the Company’s Robo-Advisor product, Lingxi, posted an average return of 9.8% with average drawdown rate of 1.5% and significantly outperformed the Shanghai Composite Index in return with a significantly lower drawdown. According to China Finance Online’s internal research, Lingxi’s first nine months’ performance also beat most of its peer products in the market for its better return with a lower drawdown. One of the best-performing strategies by Lingxi produced a return of 16.6% in the first nine months, on track to achieve a strong annual return of 25%. During the third quarter, sales of Robo-Advisor products increased by 400% with active users nearly doubled. Since its inception in late 2016, Lingxi provides Chinese retail investors with a wide array of investment combinations and personalized global asset allocations through Chinese domestic mutual funds. In late October of 2017, the Company also introduced the Lingxi Platinum Product targeting mass affluent investors in China.

Conference Call Information

The management will host a conference call on November 14, 2017 at 8:00 p.m. U.S. Eastern Time (9:00 a.m. Beijing/Hong Kong time on November 15, 2017). Dial-in details for the earnings conference call are as follows:

US: 1-800-742-9301
Hong Kong: 800-906-648
Singapore: 800-616-2313
China: 800-870-0210 or 400-120-3170
Conference ID: 2858349

Please dial in 10 minutes before the call is scheduled to begin and provide the conference ID to join the call.

A recording of the call will be available on China Finance Online’s website under the investor relations section.

In addition, a live and archived webcast of the conference call will be available at https://edge.media-server.com/m6/p/yqep9bcd.

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About China Finance Online

China Finance Online Co. Limited is a leading web-based financial services company that provides Chinese retail investors with online access to securities trading services, wealth management products, securities investment advisory services, as well as financial database and analytics services to institutional customers. The Company’s prominent flagship portal site, www.jrj.com, is ranked among the top financial websites in China. In addition to the web-based securities trading platform, the Company offers basic financial software, information services and securities investment advisory services to retail investors in China. Through its subsidiary, Shenzhen Genius Information Technology Co. Ltd., the Company provides financial database and analytics to institutional customers including domestic financial, research, academic and regulatory institutions. China Finance Online also provides brokerage services in Hong Kong.

Safe Harbor Statement

This press release contains forward-looking statements which constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. The statements contained herein reflect management’s current views with respect to future events and financial performance. These forward-looking statements are subject to certain risks and uncertainties that could cause the actual results to differ materially from those in the forward-looking statements, all of which are difficult to predict and many of which are beyond the control of the Company. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, this release contains the following forward-looking statements regarding:

●	our prospect and our ability to attract new users;

●	our prospect on building a comprehensive wealth management ecosystem through providing a fully-integrated online communication and securities-trading platform;

●	our prospect on stabilization in cash attrition and improvement of our financial position;

●	our initiatives to address customers’ demand for intuitive online investment platforms and alternative investment opportunities; and

●	the market prospect of the business of securities-trading, securities investment advisory and wealth management.

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Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements, which risk factors and uncertainties include, amongst others, changing customer needs, regulatory environment and market conditions that we are subject to; the uneven condition of the world and Chinese economies that could lead to volatility in the equity markets and affect our operating results in the coming quarters; the impact of the changing conditions of the mainland Chinese stock market, mainland Chinese precious metals exchanges, Hong Kong stock market and global financial markets on our future performance; the unpredictability of our strategic transformation and growth of new businesses; the prospect of our margin-related business and the degree to which our implementation of margin account screening and ongoing monitoring will yield successful outcomes; the degree to which our strategic collaborations with partners will yield successful outcomes; the prospects for China’s high-net-worth and middle-class households; the prospects of equipping our customer specialists with new technology, tools and financial knowledge; wavering investor confidence that could impact our business; and possible non-cash goodwill, intangible assets and investment impairments may adversely affect our net income. Further information regarding these and other risks is included in the Company’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F under “Forward-Looking Information” and “Risk Factors”. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

For more information, please contact:

China Finance Online
+86-10-8336-3100
ir@jrj.com

Kevin Theiss

(212) 521-4050

kevin.theiss@awakenlab.com

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China Finance Online Co. Limited

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands of U.S. dollars)

	Sep. 30, 2017	Dec. 31, 2016
Assets
Current assets:
Cash and cash equivalents	30,601	66,151
Restricted cash	-	2,484
Trust bank balances held on behalf of customers	37,807	33,174
Accounts receivable, net - others	12,709	14,411
Accounts receivable, net - Margin clients	7,919	7,557
Short-term investments	5,487	16,444
Prepaid expenses and other current assets	9,352	8,240
Deferred tax assets, current	1,223	1,370
Total current assets	105,098	149,831
Long-term investments, net	2,495	2,561
Property and equipment, net	6,424	7,398
Acquired intangible assets, net	99	397
Rental deposits	1,233	1,292
Goodwill	108	109
Deferred tax assets, non-current	21	33
Other deposits	1,103	6,003
Total assets	116,581	167,624

Liabilities and equity
Current liabilities:
Deferred revenue, current (including deferred revenue, current of the consolidated variable interest entities without recourse to China Finance Online Co. Limited $6,374 and $5,286 as of September 30, 2017 and December 31,2016, respectively)	7,487	6,526
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated variable interest entities without recourse to China Finance Online Co. Limited $6,378 and $26,352 as of September 30, 2017 and December 31, 2016, respectively)	9,915	29,620
Contingent liability (including contingent liability of the consolidated variable interest entities without recourse to China Finance Online Co. Limited nil and nil as of September 30, 2017 and December 31, 2016, respectively)	6	3,000
Amount due to customers for trust bank balances held on behalf of customers(including amount due to customers for trust bank balances held on behalf of customers of the consolidated variable interest entities without recourse to China Finance Online Co. Limited $1,806 and $3,071 as of September 30, 2017 and December 31, 2016, respectively)	37,807	33,174
Accounts payable (including accounts payable of the consolidated variable interest entities without recourse to China Finance Online Co. Limited $298 and $2,151 as of September 30, 2017 and December 31, 2016, respectively)	7,931	8,746
Deferred tax liabilities, current (including deferred tax liabilities, current of the consolidated variable interest entities without recourse to China Finance Online Co. Limited $593 and $234 as of September 30, 2017 and December 31, 2016, respectively)	595	236
Income taxes payable (including income taxes payable of the consolidated variable interest entities without recourse to China Finance Online Co. Limited $(2) and $3,819 as of September 30, 2017 and December 31,2016, respectively)	(2)	3,828
Total current liabilities	63,739	85,130
Deferred tax liabilities, non-current (including deferred tax liabilities, non-current of the consolidated variable interest entities without recourse to China Finance Online Co. Limited nil and $72 as of September 30, 2017 and December 31, 2016, respectively)	16	90
Deferred revenue, non-current (including deferred revenue, non-current of the consolidated variable interest entities without recourse to China Finance Online Co. Limited $34 and $78 as of September 30, 2017 and December 31, 2016, respectively)	417	609
Total liabilities	64,172	85,829
Noncontrolling interests	(9,407)	(4,370)
Total China Finance Online Co. Limited Shareholders’ equity	61,816	86,165
Total liabilities and equity	116,581	167,624

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China Finance Online Co. Limited

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(in thousands of U.S. dollars, except share and ADS related data)

	Three months ended			Nine months ended
	Sep. 30, 2017	Sep. 30, 2016	Jun. 30, 2017	Sep. 30, 2017	Sep. 30, 2016
Net revenues	10,739	17,062	9,615	29,026	63,820
Cost of revenues	(5,921)	(4,454)	(4,526)	(15,097)	(13,166)
Gross profit	4,818	12,608	5,089	13,929	50,654
Operating expenses
General and administrative (includes share-based compensation expenses of $558, $1,214, $784, 2,179 and $4,241 respectively)	(3,220)	(4,766)	(3,863)	(11,195)	(15,331)
Sales and marketing (includes share-based compensation expenses of $28, $(45), $22, $86 and $(103), respectively)	(6,948)	(12,927)	(7,331)	(22,622)	(35,657)
Product development (includes share-based compensation expenses of $64, $(211), $22, $147 and $(527), respectively)	(3,833)	(3,652)	(4,253)	(12,386)	(9,477)
Loss from impairment of intangible assets	-	-	(292)	(292)	(1,111)
Loss from impairment of goodwill	-	-	-	-	(6,642)

Total operating expenses	(14,001)	(21,345)	(15,739)	(46,495)	(68,218)
Government subsidies	-	650	-	230	1,194
Loss from operations	(9,183)	(8,087)	(10,650)	(32,336)	(16,370)
Interest income	59	212	119	252	833
Interest expense	(1)	-	(1)	(3)	-
Short-term investment income, net	102	(389)	(122)	65	(132)
Gain on the interest sold and retained noncontrolling investment	-	2,246	1,147	409	20,568
Gain from sale of equity method investment	-	-	111	111	-
Equity method investment loss	(1)	(21)	(1)	(10)	(132)
Other income (loss), net	68	47	(323)	(491)	104
Exchange gain (loss), net	(38)	4	39	22	(80)

Income (loss) before income tax benefit (provision)	(8,994)	(5,988)	(9,681)	(31,981)	4,791
Income tax benefit (provision)	23	2,265	(5)	(494)	(852)

Net income (loss)	(8,971)	(3,723)	(9,686)	(32,475)	3,939
Less: Net loss attributable to the noncontrolling interest	(518)	(96)	(1,387)	(4,114)	(7,216)
Net income (loss) attributable to China Finance Online Co. Limited	(8,453)	(3,627)	(8,299)	(28,361)	11,155

Net income (loss)	(8,971)	(3,723)	(9,686)	(32,475)	3,939
Changes in foreign currency translation adjustment	690	(524)	1,010	2,381	(1,824)
Net unrealized loss on available-for-sale securities, net of tax effects of nil, ni, nil, nil and nil respectively	(47)	-	(36)	(118)	-
Other comprehensive income (loss), net of tax	643	(524)	974	2,263	(1,824)
Comprehensive income (loss)	(8,328)	(4,247)	(8,712)	(30,212)	2,115
Less: comprehensive loss attributable to noncontrolling interest	(518)	(96)	(1,387)	(4,114)	(7,216)
Comprehensive income (loss) attributable to China Finance Online Co. Limited	(7,810)	(4,151)	(7,325)	(26,098)	9,331

Net income (loss) per share attributable to China Finance Online Co. Limited
Basic	(0.07)	(0.03)	(0.07)	(0.25)	0.10
Diluted	(0.07)	(0.03)	(0.07)	(0.25)	0.09
Net income (loss) per ADS attributable to China Finance Online Co. Limited
Basic	(0.37)	(0.16)	(0.37)	(1.25)	0.49
Diluted	(0.37)	(0.16)	(0.37)	(1.25)	0.44
Weighted average ordinary shares
Basic	113,593,847	113,277,445	113,586,708	113,571,257	113,089,652
Diluted	113,593,847	113,277,445	113,586,708	113,571,257	127,223,768
Weighted average ADSs
Basic	22,718,769	22,655,489	22,717,342	22,714,251	22,617,930
Diluted	22,718,769	22,655,489	22,717,342	22,714,251	25,444,754

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